

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Lance Williams
Chief Executive Officer
Nhale, Inc.
8300 FM 160 West, Suite 450
Houston, Texas 77070

> **Re:** **Nhale, Inc.**
> **Form 10-Q for Fiscal Quarter Ended**
> **August 31, 2014 and November 30, 2014**
> **Filed October 2, 2014 and January 16, 2015**
> **File No. 333-182761**

Dear Mr. Williams:

We have reviewed your March 4, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2015 letter.

Exhibit 31.1

1. We reviewed the revisions to your disclosure in response to comment 2 in our letter dated January 21, 2015. Please also amend Form 10-Q filed October 2, 2014 and January 16, 2015 to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief